                                                                      EXHIBIT 12
                            FLAGSTAR COMPANIES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (IN THOUSANDS)

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                   1990        1991        1992         1993          1994
Loss from continuing operations before income taxes...........   $(68,631)   $(69,596)   $(45,469)   $(1,317,892)   $(19,033)
Add:
  Net interest expense excluding capitalized interest.........    233,899     236,372     232,058        203,709     220,620
  Amortization of debt expense................................     21,050      11,249       9,362          9,416       6,453
  Interest factor in rents....................................     13,119      13,450      14,814         16,290      16,411
       Total earnings (losses)................................   $199,437     191,475    $210,765    $(1,088,477)   $224,451
Fixed charges:
  Gross interest expense including capitalized
     interest.................................................   $234,325     236,602    $232,348    $   203,987    $220,880
  Amortization of debt expense................................     21,050      11,249       9,362          9,416       6,453
  Interest factor in rents....................................     13,119      13,450      14,814         16,290      16,411
       Total fixed charges....................................   $268,494     261,301    $256,524    $   229,693    $243,744
Ratio of earnings (losses) to fixed charges...................         --          --          --             --          --
Deficiency in the coverage of fixed charges by earnings
  (losses) before fixed charges...............................   $ 69,057    $ 69,826    $ 45,759    $ 1,318,170    $ 19,293

     For purposes of these computations, the ratio of earnings to fixed charges has been calculated by dividing pretax earnings by fixed charges. Earnings, as used to compute the ratio, equals the sum of income before income taxes and fixed charges excluding capitalized interest. Fixed charges are the total interest expenses including capitalized interest, amortization of debt expenses and a rental factor that is representative of an interest factor (estimated to be one third) on operating leases.